THOMPSON COBURN LLP
One US Bank Plaza
St. Louis, MO  63101
(314) 552-6295

January 27, 2012

EDGAR  CORRESPONDENCE

Mr. Howie Hallock
U.S. Securities and Exchange Commission
450 5th Street, NW, 5-6
Washington, DC  20549

Re:  Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Mr. Hallock:

We are responding to the Staff’s comments received with respect to the preliminary information statement on Schedule 14C of Unified Series Trust (the “Trust”) in respect of its series, the Mirzam Capital Appreciation Fund (the “Fund”).

Comment:                          The Fund’s Statement of Additional Information lists Brown Brothers Harriman as the majority owner of Fund shares.  In the response letter, please clarify the ownership of the Fund as the basis for filing an information statement rather than a proxy statement.

Response:                           The Fund’s majority shareholders , Mirzam Asset Management, LLC (“Advisor”) and Sirius Global Active Fund (the “Sirius Fund”), a cell of The International Mutual Fund PCC Limited, collectively own over 75% of the Fund’s shares.  The Advisor is the advisor of the Fund and sub-advisor to the Sirius Fund.  Brown Brothers Harriman acts as custodian and agent for the Sirius Fund.  We have revised the Information Statement to clarify the ownership.

Comment:                           In the response letter, please indicate whether amounts due under the expense cap side letter will be covered by the Advisor at the time of the reorganization.

Response:                           Pursuant to a written expense cap agreement, the Advisor is obligated to waive advisory fees and/or reimburse certain operating expenses of the Fund (as set forth in the expense cap agreement) through the date of the reorganization.

Comment:                            In the Information Statement, please remove information related to Vista Class C shares in the fee table and expense example, which could be confusing to investors.

Response:                           As requested by the Staff, we have removed references to the Class C shares in the in the fee table and expense example.

Comment:                          Please include in the fee table footnotes a description of any exclusions from the Vista Fund’s expense cap.

Response:                           We have revised the footnote to the fee table as follows:

4 Vista has contractually agreed to waive fees and/or reimburse expenses of the Vista Fund but only to the extent necessary to maintain the Fund's total annual operating expenses (excluding brokerage costs; underlying fund expenses; borrowing costs, such as (a) interest and (b) dividends on securities sold short; taxes; and extraordinary expenses) do not exceed 2.24% of the Vista’s Fund’s average daily net assets through December 31, 2012. This agreement may only be terminated by the Vista Fund's Board of Trustees on 60 days written notice to Vista.  Prior to the date of the Reorganization, Mirzam ~~has~~ contractually agreed to waive fees and/or reimburse certain operating expenses of the Mirzam Fund ~~through November 30,  2013.  The expense cap may not be terminated prior to this date except by the Board of Trustees~~ to the extent necessary so that the total annual operating expenses did not exceed 1.49% of the Mirzam Fund’s average daily net assets.

Comment:                                      In the Information Statement, please provide the estimated expenses of the reorganization and indicate what amount will be covered by the Advisor.

Response:                           As requested by the Staff, we have included an estimate of expense of the reorganization and an estimate of the costs to be borne by the Advisor in the “Expenses of the Reorganization” section of the Information Statement.  Total expenses are expected to be about $15,000 and the Advisor will bear all expenses associated with the transactions contemplated by the Agreement and Plan of Reorganization that exceed $0.01 of the Fund’s current NAV per share, which expenses are estimated to be approximately $7,750.

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We trust that our responses satisfactorily resolve the issues raised by the Staff.  If not, please let us know and we will respond promptly. If you have any questions, please contact me at (314) 552-6295.

Sincerely,

THOMPSON COBURN LLP

By:  /s/ Dee Anne Sjögren